

Mail Stop 3561

October 2, 2009

Mr. Detlef Hilbig
President
Inform, Inc.
2200B Douglas Blvd., Suite 100
Roseville, CA 95661

> **RE:** **Inform, Inc. ("the Company")**
> **Amendment to Offering Circular on Form 1-A**
> **File No. 024-10223**
> **Filed August 28, 2009**

Dear Mr. Hilbig:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note your response to prior comment two from our letter dated February 13, 2009 and believe additional disclosure is warranted. Accordingly, we reissue. Please revise the disclosure throughout your document, including under Business and Properties to address your Plan of Operation. In this respect your disclosure should address the principal steps needed to reach each milestone along with the anticipated amount of funding necessary to achieve them. You should also

address the degree to which your plans will require specialized equipment or labor as well as their costs and availability.

Risk Factors, page 4

2.   Please remove the statement in risk factor five indicating that "[s]ome – but by no means all" risks have been discussed. If the company is aware of additional risks to investors, it should revise its disclosure to address them.

3.   Please expand on risk factor three to disclose the per share dilution amount assuming you sell 25%, 50% and 75% of your offering. Please ensure your disclosure appropriately explains how such dilution was determined.

Offering Price Factors, page 12

4.   We do not understand your response to comment nine from our letter dated February 13, 2009. Accordingly, we reissue. Please reconcile your response to question 7 (net tangible book value) to your financial statements.

5.   Please revise to provide all of the information requested by question 8(b).

Use of Proceeds, page 14

6.   We note your statement that "[t]he actual allocation of offering proceeds will be determined by the board of directors and will likely differ from the allocations stated above[] [and] [a] prospective investor should expect significant variations in the anticipated use of proceeds." Please revise to address management's plans in the event that 25%, 50%, or 75% of the offering proceeds are raised. In addition, if management is reserving the right to reallocate proceeds, its disclosure should address how such proceeds will be reallocated.

7.   We do not believe that the company has responded completely to our prior comment 13. Accordingly, we reissue. Please revise your disclosure, particularly in response to questions 11 and 12 to describe the impact to the company and its plans in the event that less than the maximum amount of proceeds is raised.

Capitalization, page 16

8.   Please revise to disclose the number of common shares currently outstanding. See comment 14 from our letter dated February 13, 2009.

Description of Securities, page 17

9.   We reissue comment 16 from our letter dated February 13, 2009. Please revise to clarify the rate at which your dividends accumulate. Section 2(a) of the Attachment to Article 7 suggests that dividends are only payable at the discretion of the board. Please advise and expand on the dividend rights of your preferred shares. For example, but without limit, can dividends be in arrears if they are never declared by the board?

10.   Also, please confirm that the entire Attachment has been included in your exhibit.

Principal Stockholders, page 21

11.   You state in this section that there are 5,320,000 shares of preferred stock outstanding before the offering and that there will be 5,820,000 shares of preferred stock after the offering assuming the maximum number of shares are sold. Please reconcile with the financial statements, which indicate there are 5,820,000 shares of preferred stock currently outstanding.

Management Relationships, Transactions and Remuneration, page 25

12.   We note your response to prior comment 19 and your risk factor 12. Please reconcile these two statements regarding entering into an agreement with your German affiliate. Also, please expand upon your rationale for not entering into a formal agreement with them, and discuss how you will conduct your affairs with respect to inForm, GmbH. See also page nine, where you reference a "planned strategic alliance" with this company.

13.   Your disclosure appears to suggest that, "due to the commonality of management personnel and shareholder interest" no payment or consideration will be made to inForm, GmbH for services and expertise offered. If that is the case, revise to state so explicitly.

Exhibits

14.   Please file a form of Preferred Stock Certificate and include it in your exhibits.

Exhibit C Subscription Agreement

15.   Your subscription agreement makes references to appendices which must be completed by the investor. Please revise to file these documents.

As appropriate, please amend your offering circular in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of the offering circular. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay Williamson at (202) 551-3393 or me with any questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Craig Christensen
Fax: 916-669-0416